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                                Campus TeleVideo
                  subsidiary of Lamont Television Systems, Inc.

                                 [LETTER HEAD]





October 29, 1999


Mr. Robert E. Hoffman
Chairman and Chief Executive Officer
MagnaVision Corporation
1725 Highway 35 South
Wall, NJ 07719

Dear Robert:

Re: Letter of Intent to Enter into a Transaction to Acquire MagnaVision Corporation's Private Cable Assets

This proposed letter of intent will confirm the intentions regarding the acquisition by Lamont Television Systems, Inc. ("Buyer") of 100% of the Private Cable Assets from Magnavision Corporation ("MagnaVision" or "Seller").

Transaction and Consideration. Buyer proposes to acquire 100% of the Private Cable Assets from MagnaVision. The Private Cable Assets include all contracts and fixed assets related to Seller's private cable operations and do not include any assets related to Seller's wireless operations. Based on the review of the information provided to Buyer, the total consideration for the Private Cable Assets to be provided by the Buyer will be $7.5 million ("Purchase Price") payable in cash at closing. Private Cable Assets are to be transferred to Buyer free and clear of any lien, claim or encumbrance except those which secure a liability assumed by Buyer. Buyer shall not assume any of Seller's receivables and will assume only such obligations and liabilities of Seller as it specifically agrees to assume. Any liabilities assumed by Buyer shall reduce dollar for dollar the purchase price to be paid by Buyer to Seller for the assets.

Conditions to Closing. In addition to the other conditions stated herein, Buyer's obligation to close the acquisition shall be subject to and conditioned upon customary conditions, including without limitation: (i) satisfactory completion of Buyer's due diligence, (ii) obtaining of necessary approvals and consents (to include any regulatory consents and licenses) applicable to the Private Cable Assets and the transfer of those assets as contemplated hereunder, and (iii) the absence of any material adverse change in the financial condition or results of operations of the Private Cable Business from the execution of this letter of intent until the execution of a definitive agreement as defined below. Buyer does not have any financing contingencies.


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It is understood and agreed that upon the execution of this letter of intent by
MagnaVision due diligence will begin immediately with a target date for closing the acquisition within 30 to 45 days.

Ordinary Course of Business. From and after the date of this letter of intent through the closing, MagnaVision shall operate its Private Cable Business in the ordinary course and consistent with its past practices for such business. Further MagnaVision will refrain from making any material change or engaging in any activity outside the ordinary course of its Private Cable Business. MagnaVision agrees to exercise reasonable efforts to maintain customer, vendor and other business relationships presently affecting the business.

Definitive Agreement. This letter does not create and is not intended to create an offer capable of acceptance, or (except as set forth under the heading "No Other Agreements" below) any binding legal or contractual obligations on the part of either the Buyer or MagnaVision, but is intended to merely provide a basis upon which the parties can continue to consider the matter, and could result in the preparation, execution, and delivery of a definitive agreement containing substantially the terms provided in this letter (the "Definitive Agreement"). The Definitive Agreement (drafts of which would be prepared by the Seller) would be negotiated, prepared and executed as soon as possible, but in no case later than 45 days from the date a letter of intent is executed and would contain such terms and conditions as are typical in transactions of this nature as negotiated by the parties including, without limitation, indemnifications, representations, warranties, convenants and closing conditions. The proposed transaction may be abandoned without any obligation or liability by either party for any reason at any time prior to the execution and delivery of the Definitive Agreement upon written notice to the other party. The effectiveness of any Definitive Agreement is expected and anticipated by the parties to be conditioned upon, among other items (i) express approval of the board of directors and, if necessary, the shareholders of MagnaVision and (ii) all necessary or appropriate approvals for the continued operations of the Private Cable Business, such approvals to be a condition precedent to the execution of, or incurring of, any obligations under the Definitive Agreement. Upon execution and delivery of the Definitive Agreement, the executed letter of intent shall be superseded thereby and the rights and obligations of the parties with respect to the proposed transaction shall thereafter be governed by the Definitive Agreement.

Employees. On and after the closing of the transactions contemplated hereby, Buyer shall have the right, but not the obligation, to hire current employees of the Private Cable Business on such terms and conditions as deemed reasonable by Buyer.

Due Diligence and Confidentiality. Until the proposed transaction is consummated or terminated, the Buyer, through its employees, representatives and agents, shall have access, at reasonable times during normal business hours and with reasonable prior notice to MagnaVision's properties, books, records and documents to the extent reasonably related to the Buyer's interest in the proposed transaction. Buyer's due diligence shall be conducted at its own expense. Buyer shall have access to Seller's customers only after a second draft of the Definitive Agreement has been delivered in a form acceptable to Seller. The proposed transaction is conditioned on the satisfactory completion of due diligence by Buyer as to the operational and legal aspects of the Private Cable Business as well as the assets that make up such business. Buyer is prepared to commence due diligence as soon as possible and would expect to complete due diligence concurrent with preparation of the Definitive Agreement anticipated to be completed within 30 to 45 days. If the proposed transaction is abandoned or not consummated for any reason, including without limitation, as a result of information learned by Buyer during due diligence, the Buyer shall return to MagnaVision, at Buyer's expense, all books, records and other documents and papers obtained from MagnaVision and all copies thereof, and Buyer shall not disclose, and shall cause its employees and agents not to disclose, any confidential data or information obtained from MagnaVision in the course of such due diligence. This obligation is in addition to the provisions of any confidentiality agreement already executed by Buyer.


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Non-Compete. Reference is made to the non-competition and related provisions of that certain agreement being entered into as of this date between Buyer and Seller.

Expenses. Buyer and Seller will bear their own respective fees and expenses relating to the transactions contemplated herein, negotiations leading to same, and the preparation made for carrying the same into effect, regardless of whether or not the transactions contemplated hereby are consummated.

Disclosures. Except as and to the extent required by law, without the prior written consent of the other party, neither the Buyer nor MagnaVision will, and each will direct its representatives not to make, directly or indirectly, any public comment, statement, or communication with respect to, or otherwise to disclose or permit the disclosure of the existence of discussions regarding a possible transaction between the parties or any of the terms, conditions or other aspects of the transaction as proposed in this letter. If a party is required by law to make any such disclosure, it must first provide to the other party the content of the proposed disclosure, the reasons that such disclosure is required by law, and the time and place that the disclosure will be made. The parties shall cooperate with each other in making any disclosures as to the proposed transaction and as to the form and substance of any press releases, announcements and other disclosures.

Absence of Enforceable Agreement. Except as specifically set forth in this section, this letter is non-binding and is merely a statement of our present intent setting forth a general basis for the negotiation and preparation of the Definitive Agreement. Until such time as the Definitive Agreement has been executed and delivered, no party hereto has any legal obligation of any kind with respect to the transaction contemplated herein, except as may be set forth in the headings herein entitled "Due Diligence and Confidentiality," "Non-Compete," "Expenses," and "Disclosures," and the agreement referred to under the heading herein entitled "Non-Compete."

No Other Agreements. Seller and Buyer agree that as of this date there are no other oral or written representations, agreements or understandings between Seller and Buyer concerning the subject matter of this letter or the transactions contemplated herein, except as may be set forth in the headings herein entitled "Due Diligence and Confidentiality," "Non-Compete," "Expenses," and "Disclosures," and the agreement referred to under the heading herein entitled "Non-Compete."



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Cooperation and Exclusive Dealing: The Buyer and Seller will cooperate in good faith and move expeditiously in the preparation of the documents and the taking of other actions necessary to carry out the acquisition. Buyer and Seller agree that due diligence and document preparation, baring any unforeseen circumstances, may be completed within 45 to 60 days from the date of acceptance of this letter by Seller. Seller agrees, during such 60 day period, not to offer to sell the private cable assets or business to any other person or entity and not to negotiate or accept any agreement for the sale of all or part of its private cable assets or business with any third party and to notify Buyer of any unsolicited offers to purchase all or any part of Seller's private cable assets or business. An extension of this period will be granted to Buyer by Seller as long as Buyer and Seller continue to cooperate in good faith. Seller agrees that an extension will not be unreasonably withheld. Buyer agrees that any obligations or representations with respect to this clause "Cooperation and Exclusive Dealing" of the Seller are subject to the approval of the Board of Directors of Seller, which will be forthcoming no later than Tuesday, October 26, 1999.


Very truly yours,



Edward Lamont


By: /s/ Edward Lamont            , Buyer
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Confirmed and accepted this 29th day of October 1999.



By: /s/ Robert E Hoffman         , Seller
    -----------------------------
        President,
        Magnavision Corporation